EXHIBIT 11


                Statement re: Computation of Per Share Earnings
                   (In thousands, except Earnings per Share)

                                          Three Months Ended
                                    June 30, 1998      June 30, 1997
                                   ---------------    ---------------

Net income                               $  300            $  274
Average Shares Outstanding                2,312             1,479
Basic Earnings Per Share                  $0.13             $0.19



                                           Six Months Ended
                                    June 30, 1998      June 30, 1997
                                   ---------------    ---------------
Net Income                               $  554            $  657
Average Shares Outstanding(1)             2,332             1,479
Diluted Earnings Per Share                $0.24             $0.44


(1) includes the dilutive effect of 19,375 incentive stock options.